

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2023

Deniss Volkovs
Chief Executive Officer
Guru App Factory Corp
74 Norfolk House Rd
London SW16 1JH, UK

   Re: Guru App Factory Corp
     Registration Statement on Form S-1
     Filed September 22, 2023
     File No. 333-274641

Dear Deniss Volkovs:

  We have reviewed your registration statement and have the following comments.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1. Please clarify your present stage of operations. In this regard, we note your disclosure that you are a development stage company that has "recently started its operations." We also note that you "do not have sufficient capital to commence operations."

2. Please disclose that Deniss Volkovs, your chief executive officer, owns 100% of the outstanding shares of common stock.

Risk Factors
Risks Related to Our Business and Industry
We have just one customer, and we cannot guarantee future customers..., page 9

3. Please identify your sole customer and disclose the status of your work for this customer as well as the material terms of your agreement with this customer including the term and any termination provisions.

Security Ownership of Certain Beneficial Owners and Management, page 28

4.   Please update your beneficial ownership information as of a recent practicable date. Refer to Item 403(a) of Regulation S-K.

Plan of Distribution
Procedures for Subscribing, page 30

5.   Please file the subscription agreement as an exhibit to your registration statement. Refer to Item 601(b)(4) of Regulation S-K.

General

6.   Please provide an opinion of counsel regarding the legality of the securities being offered and sold pursuant to the registration statement as required by Item 601(b)(5)(i) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Morgan Youngwood at 202-551-3479 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley at 202-344-5791 or Jeff Kauten at 202-551-3447 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology